Exhibit 99.5

Applied Inventions Management Corp.

Announces the Grant of Stock Options

TORONTO, ONTARIO - October 27, 2017 - Applied Inventions Management Corp. (“AIM” or the “Company”) announces that effective October 27, 2017 it has granted an aggregate of 600,000 options (the “Options”) to certain directors of the Corporation to purchase up to an aggregate of 600,000 Class A subordinate voting shares (the “Shares”) in the capital of the Company. The Options are exercisable at a price of $0.05 per Share and expire on October 27, 2022.

For further information please contact:

Michael Stein
President

Tel: 416-410-7722

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